Filed Pursuant to Rule 433
Registration Nos. 333-155201
333-155201-01
SHELL INTERNATIONAL FINANCE B.V.
6.375% Guaranteed Notes due 2038
Guaranteed as to the Payment of Principal and Interest by
ROYAL DUTCH SHELL PLC
Pricing Term Sheet
December 8, 2008

Issuer	Shell International Finance B.V.
Guarantor	Royal Dutch Shell plc
Ratings	Aa1/AA+ (Moody’s/S&P)
Format	SEC Registered
Size	$2,750,000,000
Trade Date	December 8, 2008
Settlement Date	December 11, 2008
Maturity	December 15, 2038
Callable	Make-Whole at Treasury Rate + 50bps, Tax Call
Interest Payment Dates	June 15 and December 15
First Payment Date	June 15, 2009
Pricing Benchmark	UST 4.375% due Feb 15, 2038
Spread to Benchmark	+325bps
Yield to Maturity	6.415%
Coupon	6.375%
Price	99.469%
Day Count	30/360
Minimum Denomination	$1,000 and increments of $1,000
Use of Proceeds	General corporate purposes
Listing	NYSE listing pending
Ranking	Senior
Bookrunners	Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
Billing and Delivering	Merrill Lynch, Pierce, Fenner & Smith Incorporated
CUSIP	822582AD4
ISIN	US822582AD40
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital at 1-888-227-2275 (Extension 2663) or Merrill Lynch & Co. at 1-866-500-5408.